Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated November 10, 2010

Registration Statement Nos. 333-161756 and 333-170538

(Relating to the Preliminary Prospectus Supplement dated November 8, 2010 and the Prospectus dated September 17, 2009)

We have filed registration statements and a preliminary prospectus supplement (including an accompanying prospectus) with the Securities and Exchange Commission, or SEC, which are referenced above. You should read the preliminary prospectus supplement and accompanying prospectus and other documents we have filed with the SEC for more complete information about us and the offering of our common stock to which this issuer free writing prospectus relates. You may obtain these documents for free on the SEC website at www.sec.gov. You may also access the preliminary prospectus supplement and accompanying prospectus related to the offering by clicking on the following link: http://www.sec.gov/Archives/edgar/data/1333248/000119312510251011/d424b5.htm. Alternatively, a preliminary prospectus and accompanying prospectus may be obtained from Deutsche Bank Securities Inc., Attention: Prospectus Department, 100 Plaza One, Floor 2, Jersey City, NJ 07311, Telephone number: (800) 503-4611, Email: prospectusrequest@list.db.com. The following information supplements and updates the information contained in the preliminary prospectus supplement and accompanying prospectus.

Issuer	Cadence Pharmaceuticals, Inc. (NASDAQ: CADX)

Common stock offered by Cadence	11,500,000 shares of common stock. In addition, we have granted the underwriters an option for a period of 30 days to purchase up to an additional 1,725,000 shares of common stock to cover over-allotments. Except as otherwise indicated, all information in this issuer free writing prospectus assumes no exercise by the underwriters of their over-allotment option.

Upon completion of this offering, we will have 62,065,430 shares of common stock outstanding based on 50,565,430 shares of common stock outstanding as of September 30, 2010, which excludes as of that date:

•	6,881,256 shares of common stock issuable upon the exercise of outstanding options, at a weighted average exercise price of $7.92 per share;

•	145,500 shares of common stock reserved for the vesting of outstanding restricted stock units;

•	714,074 shares of common stock reserved for future issuance under our 2006 equity incentive award plan; and

•	6,325,021 shares of common stock issuable upon the exercise of outstanding warrants, at a weighted average exercise price of $7.85 per share.

Public offering price	$8.00 per share.

Net proceeds to Cadence	We estimate that the net proceeds from the sale of the 11,500,000 shares of common stock in this offering will be approximately $86.2 million ($99.2 million if the underwriters exercise in full their over-allotment option to purchase up to 1,725,000 additional shares of common stock) after payment of underwriting discounts and commissions and our estimated offering expenses.

Pricing date	November 10, 2010.

Closing date	On or about November 16, 2010.

Dilution	Our net tangible book value at September 30, 2010 was approximately $46.8 million, or $0.93 per share. After giving effect to the sale of shares of common stock by us at a public offering price of $8.00 per share, less our estimated offering expenses, our net tangible book value at September 30, 2010 would have been approximately $133.0 million, or $2.14 per share. This represents an immediate increase in net tangible book value of approximately $1.21 per share to existing stockholders and an immediate dilution in net tangible book value of approximately $5.86 per share to the investors in this offering.

If the underwriters exercise their over-allotment option in full, the as adjusted net tangible book value would increase to approximately $2.29 per share, representing an increase to existing stockholders of approximately $1.36 per share, and there would be an immediate dilution in net tangible book value of approximately $5.71 per share to the investors in this offering.

The above discussion is based on 50,565,430 shares outstanding as of September 30, 2010, and exclude as of such date:

•	6,881,256 shares of common stock issuable upon the exercise of outstanding options, at a weighted average exercise price of $7.92 per share;

•	145,500 shares of common stock reserved for the vesting of outstanding restricted stock units;

•	714,074 shares of common stock reserved for future issuance under our 2006 equity incentive award plan; and

•	6,325,021 shares of common stock issuable upon the exercise of outstanding warrants, at a weighted average exercise price of $7.85 per share.

Sole book-running manager	Deutsche Bank Securities Inc.

Co-lead manager	Leerink Swann LLC

Co-managers	JMP Securities LLC, Wedbush Securities Inc. and Canaccord Genuity Inc.